Eaton Corporation

Comparative Financial Summary

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
(Millions except for per share data)				
Net sales	$ **1,881**	$ 1,871	$ **3,604**	$ 3,854
Income before income taxes	**127**	74	**175**	178
Net income	**88**	49	**121**	99
Net income per Common Share assuming dilution	$ **1.21**	$ 0.69	$ **1.68**	$ 1.41
Average number of Common Shares outstanding	**72.1**	70.7	**71.6**	70.4
Net income per Common Share basic	$ **1.24**	$ 0.70	$ **1.71**	$ 1.43
Average number of Common Shares outstanding	**70.7**	69.5	**70.4**	69.2
Cash dividends paid per Common Share	$ **0.44**	$ 0.44	$ **0.88**	$ 0.88
Reconciliation of net income to operating earnings				
Net income	$ **88**	$ 49	$ **121**	$ 99
Excluding (after-tax)				
Unusual charges	**2**	17	**35**	47
Gain on sales of businesses				(7)
Operating earnings	$ **90**	$ 66	$ **156**	$ 139
Net income per Common Share assuming dilution	$ **1.21**	$ 0.69	$ **1.68**	$ 1.41
Per share impact of unusual items	**0.03**	0.25	**0.49**	0.57
Operating earnings per Common Share	$ **1.24**	$ 0.94	$ **2.17**	$ 1.98

See accompanying notes.

Eaton Corporation

Statements of Consolidated Income	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
(Millions except for per share data)				
Net sales	$ **1,881**	$ 1,871	$ **3,604**	$ 3,854
Costs & expenses				
Cost of products sold	**1,364**	1,400	**2,650**	2,897
Selling & administrative	**305**	303	**615**	624
Research & development	**50**	53	**105**	121
	1,719	1,756	**3,370**	3,642
Income from operations	**162**	115	**234**	212
Other income (expense)				
Interest expense-net	**(27)**	(38)	**(54)**	(80)
Gain on sales of businesses				38
Other-net	**(8)**	(3)	**(5)**	8
	(35)	(41)	**(59)**	(34)
Income before income taxes	**127**	74	**175**	178
Income taxes	**39**	25	**54**	79
Net income	$ **88**	$ 49	$ **121**	$ 99
Net income per Common Share assuming dilution	$ **1.21**	$ 0.69	$ **1.68**	$ 1.41
Average number of Common Shares outstanding	**72.1**	70.7	**71.6**	70.4
Net income per Common Share basic	$ **1.24**	$ 0.70	$ **1.71**	$ 1.43
Average number of Common Shares outstanding	**70.7**	69.5	**70.4**	69.2
Cash dividends paid per Common Share	$ **0.44**	$ 0.44	$ **0.88**	$ 0.88

See accompanying notes.

Eaton Corporation

Business Segment Information

(Millions)	*Three months ended June 30* **2002**	*Three months ended June 30* *2001*	*Six months ended June 30* **2002**	*Six months ended June 30* *2001*
Net sales				
Fluid Power	**$ 628**	$ 656	**$ 1,225**	$ 1,329
Industrial & Commercial Controls	**519**	564	**1,005**	1,123
Automotive	**419**	391	**804**	776
Truck	**315**	260	**570**	541
Total ongoing operations	**1,881**	1,871	**3,604**	3,769
Divested operations				85
Total net sales	**$ 1,881**	$ 1,871	**$ 3,604**	$ 3,854
Operating profit (loss)				
Fluid Power	**$ 58**	$ 53	**$ 101**	$ 115
Industrial & Commercial Controls	**42**	49	**60**	99
Automotive	**64**	55	**120**	109
Truck	**30**	(5)	**20**	(43)
Total ongoing operations	**194**	152	**301**	280
Divested operations				7
Amortization of goodwill & other intangible assets	**(5)**	(24)	**(11)**	(48)
Interest expense-net	**(27)**	(38)	**(54)**	(80)
Gain on sales of businesses				38
Corporate & other-net	**(35)**	(16)	**(61)**	(19)
Income before income taxes	**127**	74	**175**	178
Income taxes	**39**	25	**54**	79
Net income	**$ 88**	$ 49	**$ 121**	$ 99

See accompanying notes.

Eaton Corporation

Condensed Consolidated Balance Sheets

	June 30, 2002	December 31, 2001
(Millions)		
Assets		
Current assets		
Cash & short-term investments	$ 322	$ 311
Accounts receivable	1,171	1,070
Inventories	669	681
Deferred income taxes & other current assets	338	325
	2,500	2,387
Property, plant & equipment-net	1,974	2,050
Goodwill & other intangible assets	2,444	2,435
Other assets	737	774
	$ 7,655	$ 7,646
Liabilities & Shareholders' Equity		
Current liabilities		
Short-term debt & current portion of long-term debt	$ 344	$ 188
Accounts payable	374	418
Accrued compensation	170	158
Accrued income & other taxes	271	258
Other current liabilities	731	647
	1,890	1,669
Long-term debt	1,934	2,252
Postretirement benefits other than pensions	666	670
Deferred income taxes & other liabilities	584	580
Shareholders' equity	2,581	2,475
	$ 7,655	$ 7,646

See accompanying notes.

Eaton Corporation

Notes to the Second Quarter 2002 Earnings Release
Dollars in millions, except per share data (per share data assume dilution)

Unusual Charges

As the extraordinarily weak economic conditions of 2001 continued into 2002, Eaton undertook additional restructuring actions in the first half of 2002 to further reduce fixed operating costs across all business segments and certain corporate functions as described below.

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Operational restructuring charges				
Fluid Power	$ 1	$ 7	$ 18	$ 14
Industrial and Commercial Controls	2	4	15	4
Automotive			1	
Truck		5	14	43
Corporate restructuring charge			4	
Other corporate charge		10		10
Pretax	$ 3	$ 26	$ 52	$ 71
After-tax	$ 2	$ 17	$ 35	$ 47
Per Common share	.03	.25	.49	.67

The operational restructuring charges are included in the Statements of Consolidated Income in Income from operations and reduced operating profit of the related business segment. The corporate restructuring charges are included in the Statements of Consolidated Income in Income from operations and the Other corporate charges are included in Other expense–net. All of the corporate restructuring and other charges are included in Business Segment Information in Corporate & other–net

The other corporate charge of $10 in the second quarter of 2001 resulted from an arbitration award related to a contractual dispute over supply arrangements initiated in February 1999 against Vickers, Incorporated, a subsidiary of Aeroquip-Vickers, Inc., which was acquired by Eaton in April 1999.

Goodwill and Other Intangible Assets
Effective January 1, 2002, Eaton adopted Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets." Upon adoption, the Company discontinued the amortization of goodwill and indefinite life intangible assets recorded in connection with previous business combinations.   Second quarter 2002 results were impacted favorably by this reduction in amortization expense of $19 ($16 after-tax, or $.22 per Common Share). Results for the first half of 2002 were similarly impacted by this reduction in amortization expense of $37 ($32 after-tax, or $.44 per Share).

Pension and Other Postretirement Benefit Expense
Pretax income for the second quarter of 2002 was reduced by $14 ($9 after-tax, or $.13 per Common Share) compared to the same period in 2001 due to the effect on pension income of the decline in stock market valuations on Eaton's pension fund assets, coupled with lower discount rates associated with pension and other postretirement benefit liabilities. Pretax income for the first half of 2002 was similarly reduced by $33 ($21 after-tax, or $.30 per Share) compared to the same period in 2001.

Gain on Sales of Businesses

During the first quarter of 2001, the Company sold the Vehicle Switch/Electronics Division (VS/ED) and certain assets of the Truck business. The sales of these businesses resulted in a pretax gain of $38 ($7 after-tax, or $.10 per Common Share). In Business Segment Information, the operating results of VS/ED are included in divested operations for 2001.

Income Taxes

The effective income tax rate for the first half of 2002 was 31.0 % compared to 44.3% for the same period in 2001. The higher rate in 2001 was primarily the result of the tax effect of book/tax basis differences related to businesses sold in the first quarter of 2001 which increased tax expense by $18. Excluding the negative tax consequences related to the sales of businesses in 2001, the effective tax rate for the first half 2001 was 34.0% compared to 31.0% in 2002.

Financial Presentation Changes

Certain amounts for 2001 have been reclassified to conform to the current year presentation